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                                                                      EXHIBIT 12

                          HASBRO, INC. AND SUBSIDIARIES

                Computation of Ratio of Earnings to Fixed Charges
                         Fiscal Years Ended in December

                             (Thousands of Dollars)

                                        2001      2000      1999      1998      1997
                                        ----      ----      ----      ----      ----
Earnings available for
 fixed charges:
  Net earnings (loss)               $  59,732  (144,631)  188,953   206,365   134,986
  Add:
   Cumulative effect of
    accounting change                   1,066         -         -         -         -
   Fixed charges                      126,323   135,302    88,456    53,209    43,893
   Taxes on income                     35,401   (81,355)   84,892    97,113    69,539
                                      -------   -------   -------   -------   -------
    Total                           $ 222,522   (90,684)  362,301   356,687   248,418
                                      =======   =======   =======   =======   =======

Fixed charges:
  Interest on long-term debt        $  86,244    74,206    25,068     9,688     7,348
  Other interest charges               17,444    40,215    44,272    26,423    20,138
  Amortization of debt expense          3,031     1,724       425       121       377
  Rental expense representative
   of interest factor                  19,604    19,157    18,691    16,977    16,030
                                      -------   -------   -------   -------   -------

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
    Total                           $ 126,323   135,302    88,456    53,209    43,893
                                      =======   =======   =======   =======   =======

Ratio of earnings to fixed charges       1.76     (0.67)     4.10      6.70      5.66
                                      =======   =======   =======   =======   =======

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